 Integra Resources Corp.

Management's Discussion and Analysis

For the Three-Month Periods Ended

March 31, 2020 and 2019

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three-month period ended March 31, 2020, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance and present and future business environment.

This MD&A has been prepared by management as at May 15, 2020 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three-month periods ended March 31, 2020 and 2019 and the Company's audited consolidated financial statements for the years ended December 31, 2019 and 2018 prepared in accordance with International Financial Reporting Standards ("IFRS"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp. The Company announced in September 2019 a positive Preliminary Economic Assessment and expect completing a Pre-Feasibility Study in the upcoming years.

As at May 15, 2020, the directors and officers of the Company were:

George Salamis President, Director and CEO

Stephen de Jong Chairman and Director

Andrée St-Germain CFO and Corporate Secretary

Max Baker Vice President Exploration

Timothy Arnold Chief Operating Officer

David Awram Director

Timo Juristo Director

                  Anna Ladd-Kruger     Director

     C.L. "Butch" Otter Director

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at Suite 200, 82 Richmond Street East, Toronto, ON M5C 1P1.

The Company trades on the TSX Venture, under the trading symbol "ITR" and trades in the United States on the OTCQX under the stock symbol "IRRZF".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q1 2020 IN REVIEW

Corporate

The Company announced on February 6, 2020 that it has been named to the 2020 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.

The Company also announced that it has been approved for graduation from Tier 2 to Tier 1 issuer status on the TSXV. The TSXV classifies issuers into different tiers based on standards including historical financial performance, stage of development and financial resources. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers. As a result of the graduation to Tier 1 issuer status, the remaining 2,416,407 common shares of Integra previously held in escrow were released in early February. The number of outstanding common shares of Integra did not change as a result of the escrow release.

As a result of the COVID-19 pandemic, all corporate staff have been working from home since mid-March. Business has advanced as usual. Even though mining investment conferences have been cancelled, the Company has been very active on the marketing front, connecting remotely with investors and brokers.

Exploration

The Company completed a total of 1,084m of exploration drilling this quarter. Several holes were drilled at the Henrietta Vein system (DeLamar) to test the continuity of the high-grade Ag intercept of early 2019.  The drill holes bracket this high-grade hole and intercepted relatively broad zones of low-grade (unoxidized mineralization). However high-grade was absent, indicating that the Henrietta Vein is of limited extent and thus will be reduced in status as a low priority exploration target.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

The Company made the decision to suspend drilling and exploration activities in mid-March as a result of the COVID-19 pandemic.  The Company anticipates resuming exploration drilling on May 20th (See 2020 Outlook section below).

The Company announced on February 6, 2020 drilling results from War Eagle, including 55.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05 m at War Eagle in 150 m Step-out.

War Eagle Exploration Drilling Highlight Intercepts:

  Drill hole IWE19-06: 5.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05 meters ("m"), located approximately 150 m south of IWE19-01 and IWE19-02.
  Drill hole IWE19-04: 2.98 g/t Au and 7.27 g/t Ag (3.07 g/t AuEq) over 3.05 m, located approximately 150 m north of IWE19-01 and IWE19-02.
  Drill hole IWE19-05: 3.29 g/t Au and 155.57 g/t Ag (5.29 g/t AuEq) over 0.30 m, located approximately 150 m north of IWE19-01 and IWE19-02.

The Company also announced on February 6, 2020 that soil geochemical surveys at Florida Mountain have delineated a 1,400 m x 600 m high intensity Au, Ag, Arsenic ("As") and Molybdenum ("Mo") anomaly directly to the east of the existing Florida Mountain resource.  The size of this anomaly is comparable to the main anomaly covering the existing resource at Florida Mountain., and the area has very little previous drilling. At War Eagle, a 1,000 m x 200 m gold and arsenic anomaly was delineated approximately 300 m east of the area drill tested in late 2019. A large complex Au /As soil anomaly, approximately the size of the footprint over DeLamar, was outlined in the Black Sheep area. The Company has planned IP surveys and drilling at Florida Mountain, War Eagle and Black Sheep in 2020 to follow-up on these encouraging results. The War Eagle anomaly is open to the east and additional soil sampling is scheduled for June-July 2020 (See 2020 Outlook section).

The Company announced on February 24, 2020 the final drill holes received from the 2019 Florida Mountain Deposit metallurgical sampling program, highlighting high-grade gold and silver outside of current resource boundary:

  Drill hole IFM19-073: 40.39 g/t gold and 11.38 g/t silver over 1.52 m
  Drill hole IFM19-074: 9.73 g/t gold and 19.55 g/t silver over 1.52 m

Development

The Company completed a total of 1,219 m of metallurgical core drilling in the first quarter of 2020.  Various prospective methods of metallurgical treatment  of the sulfide mineralization at DeLamar are being researched at McClelland Labs.  Initial benchtop comparisons of all metallurgical treatment options as compared to capital and operating will be carried out this year.  Compositing of Florida Mt drill core is being carried out for column testwork.

Drafts of the overall Framework Study Plan, Groundwater Baseline Study Plan and the Surface Water Baseline Study Plan were completed in Q1.  Baseline data collection plans for 2020 fieldwork for all applicable resource categories have been created or are ongoing, with special attention to COVID - 19 precautions.  Significant communications with the BLM and State continue in preparation for submitting these and other plans in 2020.

Other than metallurgical drilling, the development activities during the first quarter of 2020 have not been greatly impacted by the COVID-19 pandemic to date.  The Company anticipates resuming metallurgical drilling in the second half of May 2020 (See 2020 Outlook section below).

Social and Environmental

The Company has continued to identify and reach out to local stakeholder groups, to maintain open communication during this period of preliminary mine planning. The Company aims with these meetings to promote long lasting relationships built on clear and comprehensive disclosures between itself and the neighbouring stakeholders, in order to maintain transparency and to encourage confidence in its business practices and ethics. During the 2020 Idaho Legislative session in January, a summary video of Integra's operations was shared with all 105 members of the Idaho Legislature. A secondary education scholarship program with the Jordan Valley High School was initiated, that will be awarded to a high school senior exemplifying strong community service and spirit. Several initiatives scheduled for Q1 were cancelled or postponed due to the COVID-19 pandemic. Bi-weekly planning sessions have been held throughout the quarter, organizing schedules, meetings, and evaluating alternatives to in-person meetings for the upcoming Spring and Summer stakeholder engagement program.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Water treatment operations followed their regular course, with several studies conducted looking to evaluate opportunities to increase efficiencies in the water treatment plant. Integra implemented strict operational measures in response to the COVID-19 pandemic, which restricted site access to essential staff and restricted contact between employees. No environmental or health and safety incidents were reported this quarter.

2020 OUTLOOK

For the safety of all employees, the Company suspended drilling and exploration activities in mid-March and closed its Corporate offices in Vancouver, BC as a result of the COVID-19 global outbreak. The U.S. Government has declared mining an essential service. Now with comprehensive operational procedures in-place, which were specifically designed to mitigate the risk of disease transmission amongst essential site staff and crews, the Company anticipates drilling to recommence on May 20, 2020.

Although management has put in place all necessary measures to protect its employees' safety and to secure essential site activities, should the virus spread, or travel bans remain in place or should one of the Company's staff  members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project.

The Company has adopted a dual track strategy for 2020, consisting of exploration drilling designed to expand the mineral resource base and development study and permitting work designed to de-risk the DeLamar Project.

Exploration

The Company's drill program in 2020 will focus strongly on exploration upside, in contrast to 2019's program which included a high proportion of necessary infill, metallurgical and confirmatory drilling in the lead up to the maiden PEA. In addition to rapidly advancing the DeLamar Project since its acquisition in late 2017, Integra has also quadrupled its land package to more than 27,000 acres. This additionally acquired exploration ground hosts multiple high-grade and bulk-tonnage low-grade targets identified through extensive airborne and induced polarization (IP) geophysics, soil geochemical sampling, historic data compilation, and other studies.

The planned 2020 exploration work programs on these targets include:

Florida Mountain Deposit:

Florida Mtn Drilling: 5,000 m to 7,000 m Core Drilling Program Starting in May

Following a 4-week drill program break implemented in response to the COVID-19 pandemic, the recommencement of diamond drilling operations is scheduled to begin May 20th. The Company plans to drill between 5,000 m and 7,000 m in approximately 20 holes at Florida Mountain.

The first drill rig at Florida Mountain will conduct high-grade exploration into the vein system below Florida Mountain. While the majority of recent drill data gathered to date at Florida Mountain is within the shallow volcanics, compilation work conducted over the course of the winter on historic Trade Dollar - Black Jack underground stope measurements indicates greater continuity of gold and silver grade in the basement granite than within the overlying volcanics. Stratigraphically, from top to bottom at Florida Mountain, low-grade disseminated open-pitable resources occur almost entirely in overlying felsic volcanics. In contrast, high-grade underground stopes are located mainly within the underlying granite, which is the more favorable high-grade host rock. To date, only very limited drilling for high-grade mineralized shoots has been conducted within the underlying granites, which will now form the basis for many of the high-grade targets to be tested in the program commencing momentarily.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

In mid-June, a second diamond drill rig is expected to be added to the Florida Mountain campaign. This second drill rig will be tasked with drill-testing the recently identified high-intensity 6 km 2 soil geochemical anomaly that surrounds Florida Mountain. This drilling will be focused on low-grade, bulk tonnage oxide/transitional resource expansion, north and south of the deposit limits. Integra's drill crews will then transition to testing the high intensity soil geochemical anomaly, immediately east of the deposit.

Drilling on the eastern anomaly at Florida Mountain will also test the potential for additional high-grade veins at depth. Integra's exploration team identified four additional roughly parallel vein structures that are similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. These 4 additional vein structures are located below the eastern anomaly at Florida Mountain, east of the historic Trade Dollar - Black Jack vein system, and will be drilled in conjunction with the this anomaly. The aggregate strike length of these recently interpreted veins is over 5,000 m and represents several significant high-grade targets.

Florida Mtn Induced Polarization (IP) Survey

The IP geophysical field crews are anticipated to move to Florida Mountain in August to conduct surveys designed to highlight possible expansions to the Florida Mountain sulphides, situated below the current oxide and transitional resource. As depicted in the current NI43-101 PEA released in Sept 2019, while most of the  contemplated production plan calls for heap leaching of oxide and transitional resources at Florida Mountain and DeLamar, the development plan also includes the construction of a 2,000 tpd mill that will be designed to treat Florida Mountain sulphide mineralization. Test work conducted on Florida Mountain sulphide mineralization in 2019 demonstrates that a recovery of over 90% gold and 80% silver is to be expected from the milling and leaching of sulphide material from the Deposit.

War Eagle Mountain:

War Eagle Drilling: 5,000 m RC Drilling Program Starting in Early July

War Eagle Mountain has produced several of the highest-grade drill results to date from the DeLamar Project. Located approximately 3 km from Florida Mountain Deposit, War Eagle's history is well documented as the one of the highest-grade mines in the Western US during the late 1800's and early 1900's. At War Eagle, Integra's drilling, together with a compilation of historical work, has identified that gold and silver occurs in several moderately to steeply plunging high-grade "shoots." These shoots are zones of higher-grade mineralization, developed due to local structural influences, within a more extensive, comparatively lower-grade zone.

The intent of this summer's 5,000 m RC drill program at War Eagle will be to complete close-spaced drilling on these mineralized shoots, tracing them to high-grade feeder veins in the basement granite where historic high-grade mining took place, and into areas where undrilled soil geochemical anomalies exist on extension.

War Eagle Induced Polarization (IP) Survey

The IP geophysics crews are expected to mobilize to War Eagle Mountain before drilling begins at War Eagle in July. The objective of the survey is to further refine and define high-grade gold-silver targets.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Black Sheep Area:

Black Sheep Drilling: 2,000 m to 3,000 m RC Drilling Program Starting in Late August

The Blacksheep area is located northwest of the DeLamar Deposit and hosts multiple low-sulphidation epithermal centers within a vast 5 km x 5 km area that is largely undrilled and hosts similar geochemical and geophysical signatures to the DeLamar and Florida Mountain Deposits. Significant soil geochemical anomalies, along with IP anomalies, have delineated targets throughout Blacksheep, in specific areas including Georgiana, Twin Peaks, Statue and Spain Hills, Argentum and Lucky Days. Initial rock chip sampling conducted by Integra in 2018 and 2019 has returned gold assays typically ranging from 0.2 g/t to 4.5 g/t Au, and silver values in several assays greater than 4,000 g/t Ag.  These target areas hosting the various soil geochemical anomalies have sizable signatures akin to DeLamar and Florida Mountain, the largest of which is approximately 2 km x 2 km.

Black Sheep Induced Polarization (IP) Survey

IP geophysics work is expected to commence in the Black Sheep area northwest of the DeLamar Deposit in May, during which time Integra's exploration team will advance the mapping of targets at Black Sheep before the drill testing that is currently scheduled in late summer/fall.

Development

The Company will continue to de-risk and advance the Project towards pre-feasibility and permitting on several other fronts. Various pre-feasibility level studies have been initiated on the Project and will continue throughout the year, including:

  Pre-feasibility level variability drilling and metallurgical test work designed to show gold-silver recovery variability within the oxide and transitional mineralization, for the purposes of heap leaching
  Extensive metallurgical testwork to better define detailed heap leach and unoxidized processing methods and provide engineering confidence levels for future technical studies
  Various environmental baseline efforts designed to collect data which will feed into the National Environmental Policy Act ("NEPA") process
  Initial Bureau of Land Management ("BLM") and State of Idaho engagement on work plans and outlining an expedited path forward for submitting a Plan of Operations to the BLM

Social and Environmental

In response to the unprecedented circumstances surrounding the COVID-19 pandemic, several initiatives have been set in motion to support the local community during these unusual times.  In partnership with the Jordan Valley Lions Club, Integra staff are conducting weekly grocery shopping trips to the Boise Valley, allowing the community's elderly and at-risk population the opportunity to stay home and avoid travelling to more populated centers. In an aim to support local business, and provide for those whose bottom lines have been affected in the aftermath of the state shutdown measures, Integra has supported businesses and residents alike with the purchase and donation of gift cards for local vendors. Leading a wider effort amongst other Idahoan mining companies, Integra has also begun work with Idaho's dairy farmers who have experienced a surplus in supply, due to the lack of demand from the heavily affected restaurant industry. This excess capacity of dairy product is being redirected to the Idaho and Oregon food banks.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

PROPERTIES

1. DeLamar Project, Idaho

The DeLamar Project consists of the neighbouring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, dated October 22, 2019 (the "Report" or the "PEA") prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., and Thomas L. Dyer, P.E., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Corporation's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin, Mr. Weiss and Mr. Dyer are Qualified Persons under NI 43-101.

Project Description, Location and Ownership

The DeLamar project consists of 748 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,100 hectares in southwestern Idaho, about 80 kilometers southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs are estimated to be US$321,626.  All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a Stock Purchase Agreement in 2017.

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner.  This royalty is not applicable to the current project resources.

There are also six lease agreements covering 26 patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar area resources and one covers a small portion of the Florida Mountain area resources, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.

The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of US$23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain resources.

Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar area claims that are unencumbered by the royalties outlined above (the "Kinross Royalty").  The Kinross Royalty was subsequently purchased by Maverix Metals Inc ("Maverix) on December 19, 2019. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of C$10,000,000.

DMC also owns mining claims and leased lands peripheral to the DeLamar project described above.  These landholdings are not part of the DeLamar project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

The DeLamar project historical open-pit mine areas have been in closure since 2003.  Even though a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities and monitoring and reporting.  A reclamation bond of US$2,817,329 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental Quality.  A reclamation bond in the amount of US$51,500 has been placed with the U.S. Bureau of Land Management ("BLM") for exploration activities on public lands.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Exploration and Mining History

Total production of gold and silver from the DeLamar - Florida Mountain project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an unknown quantity produced at the DeLamar mill in 1999, and recorded production may have occurred from 1876 to 1891.  This includes an estimated 1.025 million ounces of gold and 51 million ounces of silver produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar project when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914 and very little production took place until the gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed and drainage and cover of the tailings facility were developed.

Total open-pit production from the DeLamar project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Geological and Mineralization

The DeLamar project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

The gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Drilling, Database and Data Verification

As of the effective date of this report, the resource database includes data from 2,718 holes, for a total of 306,078 meters, that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas.  The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters of drilling.  Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters.  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.

Integra commenced drilling in 2018.  As of the end of April 2019, Integra had drilled a total of 55 RC holes, 36 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 33,573 meters in the DeLamar and Florida Mountain areas combined.  All but one of the Integra holes were angled.

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were originally created by MDA using original DeLamar mine digital database files, and this information was subjected to various verification measures by both MDA and Integra.  The Integra portion of the drill-hole databases was directly created by MDA using original digital analytical certificates in the case of the assay tables, or it was checked against original digital records in the case of the collar and down-hole deviation tables.  Through these and other verification procedures summarized herein, the authors have verified that the DeLamar data as a whole are acceptable as used in this report.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Metallurgical Testing

Available results from ongoing metallurgical testing by Integra, at McClelland Laboratories (2018-2019) have been used to select preferred processing methods and estimate recoveries for oxide and transitional material types from both the DeLamar and Florida Mountain deposits, as well as unoxidized (sulfide) material type from the Florida Mountain deposit.  Metallurgical testing has also been conducted on unoxidized (sulfide) material from the DeLamar deposit, but that testing has not yet progressed to the level required for processing of that material to be included in the PEA.

Samples used for this 2018-2019 testing, primarily composites of 2018 and 2019 drill core, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.  In general, test results indicate that materials from each of the DeLamar and Florida Mountain deposits can most usefully be evaluated by considering the oxidation state (oxidized, transitional, or unoxidized).

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation.  Testing on drill core composites from the Florida Mountain deposit has shown that the unoxidized material from that deposit is not amenable to heap leach cyanidation but can be leached using cyanide after grinding.  The Florida Mountain unoxidized material also responds well to bulk sulfide flotation treatment, and the resulting flotation concentrate is amenable to agitated cyanide leaching.  Highest recoveries from the Florida Mountain unoxidized material were obtained by grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.

Available metallurgical test results indicate that gold recoveries in the range of 75% to 80%, and silver recoveries of about 30%, can be expected from the DeLamar oxide and transitional material types, by heap leaching at a crush size of 80% -13mm.  Agglomeration pretreatment of this material is currently planned, because of the potential for processing of some materials with elevated clay content.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.3 - 0.4 kg NaCN/tonne).

In the case of the Florida Mountain oxide and transitional material types, gold recoveries of 85% to 90%, and silver recoveries of about 40%, are expected for heap leaching at an 80% -38mm feed size.  Agglomeration pretreatment is not considered to be necessary for these material types.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.4 kg NaCN/tonne).

Planned processing of the Florida Mountain unoxidized material type includes grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.  Expected recoveries are about 90% gold and 80% silver.  Cyanide consumption for the concentrate leaching is expected to be equivalent to about 0.2 kg NaCN/tonne, on a mill feed basis.

In the case of the unoxidized material from the DeLamar deposit, 2018-2019 testing has shown that this material type is not amenable to heap-leach cyanidation and is highly variable with respect to response to grinding followed by agitated cyanidation.  Reasons for the generally poor and highly variable grind-leach recoveries from this material type are poorly understood at present.  Additional testing and mineralogy studies are in progress to gain a better understanding of the observed variability in recoveries.  Further testing is also planned to better define what portion of the DeLamar unoxidized material type might be economically processed by simple grind-leach processing.  Metallurgical testing has also shown that the DeLamar unoxidized material generally responds well to upgrading by gravity and flotation processing.  Testing to evaluate subsequent processing of the resulting concentrate is in progress, but has not been completed as of the effective date of this report.  It is expected that flotation concentrate produced from a significant portion of the DeLamar unoxidized materials will not be amenable to agitated leach (cyanidation).  It is expected that for these flotation concentrates, some form of oxidative pre-treatment (such as pressure oxidation or roasting) will be required to maximize gold recovery by cyanidation.  Alternatively, these concentrates could be shipped off site for toll processing.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project. The gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically;
  creating low- (domain 100), medium- (domain 200) and high-grade (domain 300) mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;
  projecting the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;
  slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;
  coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;
  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and
  using inverse-distance to the third power to interpolate grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

Parameters used in the estimation of gold and silver grades are summarized in Table 1.

Table 1 - Summary of DeLamar Area Grade Estimation Parameters

Estimation Pass - Au + Ag Domain	Search Ranges (meters)			Composite Constraints
	Major	Semi-Major	Minor	Min	Max	Max/Hole
Pass 1 + 2 - Doman 100	60	60	30	2	12	4
Pass 1 + 2 - Doman 200 + 300 + 0	60	60	30	2	20	4
Pass 3 - Doman 0 + 100 + 200 +300	170	170	170	1	20	4

Restrictions on Search Ranges
Domain	Search Restriction Threshold	Search Restriction Distance				Estimation Pass
Au 100	>0.7 g Au/t	40 meters				1, 2
Au 300	>20 g Au/t	35 meters				1, 2, 3
Ag 300	>400 g Ag/t	35 meters				1, 2, 3
Au 0	>0.5 g Au/t	6 meters				1, 2, 3
Ag 0	>34.29 g Ag/t	9 meters				1, 2, 3

The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded by that domain.  The estimated grades for each gold and silver domain coded to a block were then coupled with the partial percentages of the those mineral domains in the block, as well as the outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

The search restrictions place limits on the maximum distances from a block that high-grade population composites can be 'found' and used in the interpolation of gold and/or silver grades into a block.  To further avoid the smearing of outlier high grades that are sporadically present in the low-grade gold and silver domains, the maximum number of composites allowed for the estimation in Pass 1 and Pass 2 are less than that used for the higher-grade interpolations.

The gold and silver mineralization commonly exhibits multiple orientations, which led to the use of a number of search orientations to control both the DeLamar and Florida Mountain estimations.

Grade interpolation was completed using length-weighted 3.05-meter (10-foot) composites.  The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain.  Blocks coded as having partial percentages of more than one gold and/or silver domain had multiple grade interpolations, one for each domain coded into the block for each metal.  The estimated grades for each gold and silver domain coded to a block were coupled with the partial percentages of the those mineral domains in the block, as well as any outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single final resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

The DeLamar project mineral resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in Table 2 and Table 3.

Table 2 - Pit Optimization Cost Parameters (US$)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Table 3 - Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the project resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized.  Gold equivalency, as used in the application of the resource cutoffs, is a function of metal prices (Table 2) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 3).

The total DeLamar project resources, which include the resources for both the DeLamar and Florida Mountain areas, are summarized in Table 4.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 4 - Total DeLamar Project Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

The gold and silver resources for the DeLamar and Florida Mountain areas are reported separately in Table 5 and Table 6, respectively.

Table 5 - DeLamar Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Table 6 - Florida Mountain Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Mining Methods

The PEA considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits.  Note that a PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the economic results of the PEA will be realized.

The methodology used for mine planning to define the economics for the PEA includes definition of economic parameters, pit optimization, creation of pit and waste rock facility designs, creation of production schedules, definition of personnel and equipment requirements, estimation of capital and operating costs, and performance of an economic analysis.

Pit optimization assumed processing of Florida Mountain and DeLamar oxide and transition resources as heap leach, and unoxidized Florida Mountain resources as milled using floatation followed by cyanidation of the concentrates on site.  Leach material would be processed at 27,000 tonnes per day and mill material would be processed at 2,000 tonnes per day.  Processing of the DeLamar material will require crushing and agglomeration prior to heap leaching.

The resulting pit optimizations were used as the basis for pit designs.  The designs used an inner-ramp slope of 45°.  DeLamar pit designs utilized five pit phases to establish a mining sequence and Florida Mountain pit designs were completed using three pit phases.

Waste management facility designs were created for the PEA to contain the waste material mined from both the DeLamar and Florida Mountain areas.  Some waste material may also be stored in the form of backfill where and when space is available, although this has not been assumed for the PEA and therefore this is a potential opportunity for the project.

Production scheduling was completed with leaching starting with Florida Mountain material and DeLamar leach material being processed starting in year 5 at the same rate as Florida Mountain leach material.  Florida Mountain unoxidized material will be stockpiled until the flotation mill is constructed.  The start of the 2,000 tonne per day mill will be in year 3 and it will operate at a rate of 720,000 tonnes per year until unoxidized material is exhausted.

The total project mining rate is given a reasonable ramp-up that starts at 2,000 tonnes per day and increases to a life-of-mine maximum of 90,000 tonnes per day in later years.

The PEA has assumed owner mining in order to keep operating costs lower than it would be with contract mining.  The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first-principle hours required for primary mining equipment to achieve the production schedule.  Mining anticipates 136-tonne capacity haul trucks loaded by hydraulic shovels.  Personnel requirements have been estimated based on the number of people required to operate, supervise, maintain, and plan for operations to achieve the production schedule.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Processing and Recovery Methods

The PEA envisions the use of two process methods for the recovery of gold and silver:

1) Lower-grade oxide and transition materials from both DeLamar and Florida Mountain will be processed by crushed-ore cyanide heap leaching with stacking on a central heap leach by conveyor, followed by Merrill-Crowe zinc precipitation.

2) Higher-grade unoxidized material from Florida Mountain will be processed using grinding followed by gravity and flotation concentration, with the concentrates processed by regrinding, agitated-cyanide leaching, counter-current decantation ("CCD"), and Merrill-Crowe zinc precipitation. Flotation tailings will be thickened, filtered, and dry stacked at the tailings storage facility.  Concentrate-leach tailings will be added to the heap-leach circuit for further recovery of gold and silver.

Both Florida Mountain and DeLamar oxide and transition ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in two stages to a nominal 100 millimeter size at a rate of 27,000 tonnes per day.  Initially, for the Florida Mountain materials, the product of the secondary circuit will be a nominal size of 38 millimeters.  Transitioning to DeLamar ore types will require the addition of a tertiary crushing circuit with tertiary screens and cone crushers operating in closed circuit to produce a nominal 13-millimeter product followed by cement agglomeration.  Lime will be added to the crushed ore for pH control at a dosage of 1 kilogram/tonne.  Cement will be added at 3 kilograms/tonne for agglomeration as required.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The zinc precipitate will be filtered, dried, and smelted to produce a precious metal doré product for shipment off site.

Gold and silver recoveries are expected to be 90% and 40%, respectively, for the Florida Mountain oxide heap-leach material.  The DeLamar oxide recoveries used in this study are 80% for gold and 30% for silver.  Cyanide consumptions for the oxide ore types are 0.4 kilograms/tonne and 0.3 kilograms/tonne for Florida Mountain and DeLamar, respectively.

Transition material gold recoveries are projected to be 85% for Florida Mountain and 75% for DeLamar.  Silver recoveries for the transition material are projected to be 40% and 30% for Florida Mountain and DeLamar, respectively.  Projected cyanide consumption is 0.4 kilograms per tonne for both the Florida Mountain and DeLamar transition material types.

Higher-grade Florida Mountain unoxidized material will be processed by crushing, grinding, gravity, and flotation concentration, followed by cyanide leaching of the concentrates using CCD and Merrill-Crowe precipitation.  This circuit is scheduled to operate at a nominal production rate of 2,000 tonnes per day.  For this process, the final crusher product will have a nominal particle size of 6 millimeters and will be fed to the ball mill via two belt feeders at a nominal ore production rate of 88 tonnes per hour.  The ball mill discharge will be pumped to a set of two hydrocyclones, one operating and one standby, with the cyclone overflow reporting to the flotation conditioning tank.  The cyclone underflow will report to a centrifugal gravity concentrator.  Concentrator reject then reports back to the ball mill for additional grinding.  The gravity concentrate will report to the concentrate regrind mill for subsequent processing in the leach circuit.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

The flotation feed from the conditioning tank will report to the flotation circuit for sulfide concentration.  The flotation concentrate will report to a regrind circuit where it will be ground to a nominal 37 µm before being leached in a conventional leach tank and CCD circuit.  The flotation tailings are to be thickened and filtered with the filter cake reporting to the dry stacked tailings storage facility.

Leach solid residue and the pregnant leach solution are separated in the CCD circuit.  The pregnant leach solution will report to the heap leach Merrill-Crowe circuit where it will be processed using zinc precipitation for the recovery of gold and silver.  The leached residue will be thickened to 60% solids and added to the heap leach material before it is stacked on the heap, thus allowing for additional processing and mitigating the need for a cyanide-rated tailings storage facility.

Recoveries from the Florida Mountain milling/concentrator circuit are expected to be 90% for gold and 80% for silver.  Sodium cyanide and lime consumptions are both expected at 0.2 kilograms per tonne of material feed.

Capital and Operating Costs

Table 7 summarizes the estimated life-of-mine ("LOM") capital costs for the project.  The LOM total capital costs are estimated as US$270.3 million, including US$161.0 million in preproduction capital (including working capital) and US$109.3 million for sustaining capital (which includes US$20.0 million in reclamation costs).

Table 8 shows the estimated LOM operating costs for the project, which are estimated to be US$7.82 per tonne processed.  This includes mining costs which are estimated to be US$2.00 per tonne mined.  The total cash cost is estimated to be US$619 per ounce of gold equivalent and all-in sustaining costs are estimated to be US$742 per ounce of gold equivalent.  See "Non-GAAP Measures" disclosure at the end of this MD&A.

Table 7 Capital Cost Summary (US$)

(1) Capital costs include contingency and EPCM costs;

(2) Working capital is returned in year 11;

(3) Cash deposit = 30% of bonding requirement.  Released once reclamation is completed;

(4) Salvage value for mining equipment and plant; and

(5) Reclamation costs listed here are treated as operating costs in the economic evaluation.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Table 8 Operating and Total Cost Summary (US$)

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit; and

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

Preliminary Economic Analysis

MDA has prepared this PEA for the DeLamar mining project, which includes operations at both the DeLamar and Florida Mountain deposits.  A summary of the PEA results is shown in Table 9.

Table 9 Preliminary Economic Analysis Summary

Note that a preliminary economic assessment is preliminary in nature and it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Some economic highlights include:

  Initial construction period is anticipated to be 18 months;
  After-tax net present value ("NPV") (5%) of US$358 million with a 43% after-tax internal rate of return ("IRR") using US$1,350 and US$16.90 per ounce gold and silver prices, respectively;
  After-tax payback period of 2.35 years;
  Year 2 to 6 gold equivalent production of 148,000 ounces (126,000 oz Au and 1,796,000 oz Ag); and
  Year 1 to 10 gold equivalent average production of 124,000 ounces (103,000 oz Au and 1,660,000 oz Ag);
  After-tax LOM cumulative cash flows of US$528 million; and
  Average annual after-tax free cash flow of US$61 million once in production.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

2. Black Sheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District ("Black Sheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.

In the second half of 2019, the Company commenced an extensive regional exploration program at Black Sheep. This regional exploration program included:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts
  Induced polarization ("IP") survey currently underway

See "2020 Outlook" section above for 2020 exploration program.

3. War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

See "Q1 2020 in Review" section above for recent drilling results and "2020 Outlook" section above for 2020 exploration program.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of March 31, 2020, December 31, 2019 and December 31, 2018, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements.

	Three-Months Ended March 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Exploration and evaluation expenses	(2,413,074)	(13,433,489)	(9,512,437)
Operating loss	(4,064,121)	(20,281,662)	(15,396,499)
Other income (expense)	947,154	(1,371,387)	588,660
Net loss	(3,116,967)	(21,653,049)	(14,807,839)
Net income (loss) per share	(0.03)	(0.26)	(0.25)
Other comprehensive gain (loss)	1,840,550	(861,523)	(105,079)
Comprehensive loss	(1,276,417)	(22,514,572)	(14,912,918)
Cash and cash equivalents	28,182,499	31,323,346	15,420,540
Restricted cash, long-term	2,108,637	1,928,641	2,267,778
Exploration and evaluation assets	80,111,277	61,348,921	58,422,192
Total assets	113,647,527	97,714,711	78,827,015
Total current liabilities	4,437,702	4,445,062	8,587,843
Total non-current liabilities	59,465,569	42,710,061	40,660,609
Working capital	24,485,269	27,587,579	7,335,491

The current operating loss of $4,064,121 was mostly driven by exploration and evaluation expenses of $2,413,074 as well as head office expenses such as compensation, corporate development and marketing, office, professional fees, and stock-based compensation (non-cash) expenses. December 31, 2019 operating loss of $20,281,662 was mostly driven by exploration and evaluation expenses of $13,433,489 as well as head office expenses including compensation, corporate development and marketing, office, professional fees, and stock-based compensation expenses (non-cash). The change from 2018 to 2019 was mostly due to an increase in exploration and evaluation expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Other income (expense) of $947,154 (other income) in the current three-month period is mostly due to the foreign exchange gain and interest income, partially offset by reclamation accretion expenses. Other income (expense) of $1,371,387 (other expense) in the year ended December 31, 2019 was mostly due to the reclamation accretion expenses and foreign exchange losses, partly offset by the Company's interest and rent income. Other income (expense) of $588,660 (other income) in the year ended December 31, 2018 was mostly due to a foreign exchange gain partially offset by reclamation accretion expenses.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current three-month period ended March 31, 2020 increased compared to the year ended December 31, 2019, mostly because of the exploration and evaluation assets increase, due to the reclamation adjustment. Total assets in and the year ended December 31, 2019 increased when compared to the year ended December 31, 2018 mostly as a result of the cash increase due to the Company's 2019 financings. Working capital in the current three-month period slightly decreased comparing to the year ended December 31, 2019, mostly due to the exploration and evaluation spending. Working capital increased significantly in the year ended December 31, 2019 comparing to the year ended December 31, 2018, due to the cash increase and current liabilities decrease (as the $4.5 million promissory note was paid in October 2019) in 2019. Working capital in the year ended December 31, 2018 was driven by the $17 million financing in the last quarter of 2018, cash expenditures spent on drilling, the Florida Mountain deposit acquisition, exploration expenses, and corporate general administration expenditures, and an increase in current liabilities (driven by the promissory note liability reclassification from non-current to current liabilities).

Total current liabilities decreased as of December 31, 2019 comparing to the year ended December 31, 2018 mostly due to the repayment of the promissory note in October 2019. Total non-current liabilities increased in the current three-month period ended March 31, 2020 comparing to the year ended December 31, 2019, mostly due to a change in reclamation liability (resulting from a change in discount rate and exchange rate in the current three-month period). Total non-current liabilities increased in 2019 fiscal year, comparing to the year ended December 31, 2018, mostly due to a change in reclamation liability estimates.

The following table outlines the exploration and evaluation assets break-down:

Total
Balance at December 31, 2018	$58,422,192
Land acquisitions/option payments	64,940
Claim Staking	227,370
Legal expenses	25,303
Title review and environment	13,046
Promissory note interest accretion expenses	119,205
Reclamation adjustment*	5,241,860
Depreciation**	(9,616)
Translation difference***	(2,800,772)
Total	61,303,528
Advance minimum royalty	45,393
Balance at December 31, 2019	61,348,921
Claim Staking	9,647
Legal expenses	8,791
Title review and environment	6,136
Reclamation adjustment*	13,070,034
Depreciation**	(2,619)
Translation difference***	5,663,486
Total	80,104,396
Advance minimum royalty	6,881
Balance at March 31, 2020	$80,111,277

      *Reclamation adjustment is the change in present value of the reclamation liability, due to changes to cost estimates, inflation rate, and or discount rate.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

**A staff house building with a carrying value of US$187,150 (C$265,510) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the December 31, 2019 exchange rate equals to $55,621,420, resulting in a $2,800,772 translation difference; December 31, 2019 closing balance of US$47,235,080 (C$61,348,921), translated to C$ with the March 31, 2020 exchange rate equals to $67,012,407, resulting in a $5,663,486 translation difference.

The following table outlines the exploration and evaluation expense break-down by properties for the three-month periods ended March 31, 2020 and 2019:

Exploration and Evaluation Expense Summary:

March 31, 2020	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Exploration contract drilling	$313,426	$-	$-	$-	$313,426
Metallurgical contract drilling	456,841	-	-	-	456,841
Exploration drilling - other drilling labour & related costs	307,799	3,465	4,472	-	315,736
Metallurgical drilling - other drilling labour & related costs	240,413	-	-	-	240,413
Other exploration expenses*	-	-	80,258	336,777	417,035
Other development expenses**	-	-	-	177,959	177,959
Land***	49,652	22,032	2,675	-	74,359
Permitting	-	-	-	154,257	154,257
Metallurgy test work	158,126	37,167	-	-	195,293
Technical reports and studies	-	-	-	30,592	30,592
Community engagement	-	-	-	37,163	37,163
Total	$1,526,257	$62,664	$87,405	$736,748	$2,413,074

      *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

      **Includes development G&A expenses and payroll

      ***Includes compliance, consulting, property taxes, legal, etc. expenses

March 31, 2019	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Exploration contract drilling	$920,632	$-	$-	$-	$920,632
Metallurgical contract drilling	57,465	-	-	-	57,465
Exploration drilling - other drilling labour & related costs	774,944	-	-	-	774,944
Metallurgical drilling - other drilling labour & related costs	9,101	-	-	-	9,101
Other exploration expenses*	20,713	-	-	127,813	148,526
Land**	39,259	2,257	9,769	23,254	74,539
Metallurgy test work	-	-	-	99,353	99,353
Technical reports and studies	-	-	-	136,063	136,063
Community, safety & other	-	-	-	34,391	34,391
Total	$1,822,114	$2,257	$9,769	$420,874	$2,255,014

      *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

      **Includes compliance, consulting, property taxes, legal, etc. expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED MARCH 31, 2020

Net loss for the three-month period ended March 31, 2020 was $3,116,967 and the comprehensive loss $1,276,417, compared to a net income loss of $4,009,508 and a comprehensive loss of $4,371,001 for the same period in 2019.

Overall, operating expenses were slightly higher in the current three-month period mostly due to an increase in exploration and development expenses, stock-based compensation, office and site administration, professional fees, and depreciation; other non-operating income was higher in the current three-month period, mostly due to the foreign exchange gain versus an exchange loss in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $2,413,074 in exploration and development expenses during the quarter ended March 31, 2020 (March 31, 2019 - $2,255,014). The difference is mostly due to compensation reclassification from the compensation and benefits expenses in the current three-month period.
  Stock-based compensation: the Company incurred $461,085 in stock-based compensation in the current three-month period ended March 31, 2020 (March 31, 2019 - $324,863). The variance is due to the granting of options in 2020 and timing of vesting of options granted in 2019, 2018 and 2017.
  Compensation and benefits: these expenses amounted to $517,865 in the three-month period ended March 31, 2020 (March 31, 2019 - $609,866). The decrease is mostly due to the reclassification of compensation expenses to the exploration and evaluation expenses in the current three-month period.
  Office and site administration: the Company incurred $204,291 in expenses during the three-month period ended March 31, 2020 (March 31, 2019 - $127,054), mostly due to increased sanitation and health and safety expenses, IT expenses, sponsorship and insurance in the current period.
  Professional fees: for the three-month period ended March 31, 2020 totaled $112,659 (March 31, 2019 - $52,925). The fees were higher in the current period mostly due to increased legal fees in 2020. Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses.
  Depreciation expenses related to the property, plant and equipment amounted to $66,773 in the three-month period ended March 31, 2020 (March 31, 2019 - $41,879), due to equipment additions  since Q1 2019.
  Depreciation expenses related to the right-of-use assets amounted to $83,798 in the three-month period ended March 31, 2020 (March 31, 2019 - $64,432), due to lease additions since Q1 2019.
  Other income (expense):  amounted to $947,154 (other income) in the three-month period ended March 31, 2020, compared to $330,473 (other expenses) in the comparative period, mostly due to a foreign exchange gain of $1,097,901 (non-cash item) in 2020 versus an exchange loss of $93,608 in the comparative period and higher interest income in the current quarter.

Net cash used by the Company in operating activities for the three-month period ended March 31, 2020 was $2,941,854 (March 31, 2019 - $3,747,643).  The variance between these two periods was mostly driven by exploration and development expenditures, compensation, office and site administration, professional fees, and foreign exchange gain (loss).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Investing Activities

Net cash used by the Company in investing activities for the three-month period ended March 31, 2020 was $113,411 (March 31, 2019 - $246,337).  Net cash used in investing activities was higher in Q1 2019 due to the higher equipment additions and land acquisition.

Financing Activities

There was no significant cash flow from financing activities in the current period. The total amount related with financing activities in the current period was $85,582, of which $27,036 was related to a Q4 2019 share-issue costs invoice paid in 2020 and $58,546 was related to the principal lease payments. That total for March 31, 2019 was $58,003, of which $25,393 was related to the Q4 2018 share-issue costs invoice paid in 2019 and $32,610 was related to the principal lease payments.

The Corporation raised net proceeds of approximately $14.4 million in October 2018 via concurrent brokered and non-brokered financings. The table below summarized the expected use of proceeds and the actual use of proceeds:

Item	October 2018 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M)	Variance (C$M)
G&A (Expenditures from January 2019 to June 2019)	$2.1	$2.1	$0.0
Drilling (Core and RC) (Expenditures from November 2018 to June 2019)	$4.5 (13,000m of core and RC drilling)	$4.2 (13,169m of core and RC drilling)	($0.3)
Engineering (NI 43-101 and PEA) (Expenditures from January 2019 to June 2019)	$0.7	$0.8	$0.1
Other (field costs, geology work, land acquisition, site G&A, geophysics, metallurgy, etc.) (Expenditures from December 2018 to June 2019)	$1.6	$2.1	$0.5(1)
Payment to Kinross Gold U.S.A., Inc.	$4.5	$4.5	$0.0(2)
Site Ongoing Environmental Monitoring / Water Treatment (Expenditures from January 2019 to June 2019)	$1.0	$1.0	$0.0
Total	$14.4	$14.7	$0.3

(1) Variance can be explained due to additional exploration work, land acquisitions and unbudgeted items.  The variances have not had an impact on the Corporation's ability to achieve its business objectives and milestones.

(2) The Corporation extended the Kinross Gold U.S.A., Inc. note maturity from May 3, 2019 to November 3, 2019. The Corporation repaid the note with cash on hand prior to this Offering.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

The Corporation raised net proceeds of approximately $12.0 million in August 2019 via a non-brokered financing. The table below summarized the expected use of proceeds and the actual use of proceeds:

Item (Expenditures from July 2019 to December 2019) (1)	2019 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M) (1)	Variance (C$M)
Corporate G&A	$0	$0	$0
Drilling (Core and RC)	$7.4 (15,000m of core and RC drilling)	$5.4 (12,200m of core and RC drilling)	($2.0)(2)
Other Exploration (magnetics, spectrometry, mapping, travels, etc.)	$0.6	$1.5	$0.9 (3)
Development	$1.4	$1.1	($0.3) (4)
Other (field costs, geology work, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.7	$2.2	$0.5 (4)
Site Ongoing Environmental Monitoring / Water treatment	$0.9	$1.3	$0.4 (5)
Total	$12.0	$11.5	($0.5)

(1) Actual Use of Proceeds includes actual costs from July to December 2019.

(2) Variance can be explained due to a lesser amount of meters drilled (12,200m vs. original 15,000m planned).

(3) Variance can be explained by additional exploration work such as geochemistry, mapping, IP and spectrometry.

(4) Variance can be explained by the re-allocation of capital items (infrastructure) from "Development" to "Other".

(5) Variance can be explained due to unbudgeted items and special projects.

The Corporation raised net proceeds of approximately $29.8 million in November and December 2019 via concurrent brokered and non-brokered financings. The table below summarized the expected use of proceeds as of the date of the financings:

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
March 31, 2020	Nil	(3,116,967)	(0.03)
December 31, 2019	Nil	(7,437,800)	(0.08)
September 30, 2019	Nil	(5,648,539)	(0.07)
June 30, 2019	Nil	(4,557,202)	(0.06)
March 31, 2019	Nil	(4,009,508)	(0.05)
December 31, 2018	Nil	(3,258,355)	(0.04)
September 30, 2018	Nil	(5,953,455)	(0.11)
June 30, 2018	Nil	(4,013,715)	(0.07)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Net loss of $3,116,967 for the three-month period ended March 31, 2020 was driven mostly by exploration and development expenses, and head office expenses such as compensation, corporate development and marketing, office and administration, professional fees, and the stock-based compensation expenses, partly offset by interest and rent income and foreign exchange gain. Net loss of $7,437,800 for the three-month period ended December 31, 2019 was driven mostly by exploration and development expenses, and head office expenses such as compensation, corporate development and marketing, office and site administration, professional fees, and the stock-based compensation expenses, partly offset by the Company's interest and rent income.

Net loss for the last quarter of 2019 increased comparing to the third quarter of 2019 mostly due to the bonuses paid in December 2019 and stock-based compensation expenses related to the stock options granted in December 2019. Net loss of $5,648,539 for the three-month period ended September 30, 2019 increased comparing to the first two quarters of 2019 mostly due increased office and site administration and corporate development and marketing expenses.

Net losses for the second, third and fourth 2018 quarters were driven mostly by exploration expenses, accretion expenses, G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, stock-based compensation, partially off-set by a foreign exchange gain in the second and fourth quarters of 2018.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company had a working capital of $24,485,269 at March 31, 2020 (December 31, 2019 - $27,587,579 working capital). Working capital decreased in the current quarter comparing to the year ended December 31, 2019 mostly due to the exploration and development expenditures. In the year ended December 31, 2019, the Company raised $44 million gross proceeds from its 2019 financings and current liabilities decreased due to $4.5 million promissory note paid in October 2019.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of $10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation is estimated at US$49,950 (C$70,864) for 2020 (December 31, 2019 - US$34,950 (C$45,393)), of which US$4,850 (C$6,881) was paid in the current quarter.

In addition, the Company is required to pay land and road access lease payments and IDL rent payments of US$182,553 (C$258,987) in 2020 (December 31, 2019 - US$132,232 (C$171,743)), of which US$46,492 (C$65,958) was paid in the current quarter.

The Company's obligation for BML claim fees is estimated to amount to US$166,730 (C$236,540) for 2020 (December 31, 2019 - US$166,730 (C$216,549)), of which US$Nil (C$Nil) was paid in the current quarter.

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the lease liabilities for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are included in the Company's audited consolidated financial statements for the year ended December 31, 2019.

The Company subleased a portion of its head office to three companies for a total annual rent income of $25,500 in the current quarter (March 31, 2019 - $21,500). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term rent agreements (related to its Reno office space and equipment rentals). For the three-month period ended March 31, 2020, the Company expensed $72,694 (March 31, 2019 - $9,443) related to the short-term office rent agreements and equipment rental agreements.  As March 31, 2020, the Company's short-term lease commitment was $30,680 (December 31, 2019 - $90,122).

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2020, the Company had no material off-balance sheet arrangements, such as guaranteed contracts, contingent interest in assets transferred to an entity, derivative instruments or any obligations that may trigger financing, liquidity, market or credit risk to the Company.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As March 31, 2020, $240,680 (December 31, 2019 - $509,731) was due to related parties, for payroll expenses, consulting fees, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as March 31, 2020 amounted to $21,247 (December 31, 2019 - $21,385) and was recorded in receivables. All payables and receivables were settled subsequent to the year end.

Remuneration attributed to executives and directors for the three-month period ended March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
Short-term benefits*	$383,210	$314,167
Associate companies**	(8,042)	(15,743)
Stock-based compensation	320,551	212,874
Total	$695,719	$511,298

        *Short-term employment benefits include salaries, cash bonuses and consulting fees for key management.

  **Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

The following tables show the break-down of the compensation and short-term benefits attributed to key management and associate companies for the three-month periods ended March 31, 2020 and 2019.

	Three-month period ended
Related Parties	March 31, 2020	March 31, 2019
George Salamis, Director, CEO & President	$82,256	$77,229
Stephen de Jong, Director	30,000	30,000
David Awram, Director	9,000	8,862
Timo Jauristo, Director	9,000	9,000
Anna Ladd-Kruger, Director	9,000	8,862
C.L. "Butch" Otter, Director	12,231	-
Andree St-Germain, CFO	51,598	45,370
Max Baker, VP Exploration	77,763	59,727
Timothy Arnold, COO	102,362	75,117
Total	$383,210	$314,167

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

Associate companies - March 31, 2020	Paid to	Received from	Net total
VRify Technology Inc. (1)	$2,000	$-	$2,000
Contact Gold Corp. (2)	-	(10,842)	(10,842)
Total	$2,000	$(10,842)	$(8,042)

Associate companies - March 31, 2019	Paid to	Received from	Net total
VRify Technology Inc. (1)	$3,600	$(8,195)	$(4,595)
Contact Gold Corp. (2)	-	(11,148)	(11,148)
Total	$3,600	$(19,343)	$(15,743)

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services. VRify paid the Company rent and office expenses until February 2019.

(2) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

OUTSTANDING SHARE DATA

The following table outlines the outstanding share data as of the date of this MD&A:

May 15, 2020
Issued and outstanding common shares	119,557,943
Outstanding options to purchase common shares	11,133,250
Issued and outstanding common shares (fully diluted)	130,691,193

SUBSEQUENT EVENTS

  In April 2020, the Company's surety bond writer decreased the Company's environment bond cash collateral requirement from 50% to 0%, hence US$1.5mm (C$2.1mm) held as restricted cash was returned to the Company on April 15, 2020.
  In April 2020, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of US$0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2019.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form  for the fiscal year ended December 31, 2019, dated April 15, 2020 and available under the Company's issuer profile on SEDAR at www.sedar.com.

Coronavirus (COVID-19) and Global Health Crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

NON-GAAP MEASURES

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this MD&A, forward-looking statements relate, but are not limited, to: timing of completion of a technical report summarizing the results of the updated PEA; the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; timing of completion of an updated resource estimate; estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar and future development plans; statements regarding planned exploration and development programs and expenditures; proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; currency and interest rate fluctuations and impact of COVID-19 on the timing of exploration work and development studies.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate);  . change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this MD&A are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2020 and 2019

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

May 15, 2020